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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 26)*

                           ANIXTER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    035290105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 035290105               13D/A                      Page 2 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samuel Zell
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          169,914 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            454,914
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            169,914 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     454,914
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

454,914 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

1.3% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

IN
________________________________________________________________________________

(1) Includes (i) 13,580 common stock units ("Units") of Anixter International Inc. (the "Issuer"), which convert into shares of common stock, par value $1.00 per share, of the Issuer ("Shares") on a one-for-one basis at the time determined when such Units were granted and (ii) options to purchase 75,000 Shares which are obtainable within 60 days of the date hereof by the exercise thereof.

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                      Page 3 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SZRT, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            285,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     285,000
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

285,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

0.8% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                      Page 4 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            4,647,147
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     4,647,147
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,647,147
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

12.8% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                      Page 5 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/ZFT, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            55,588
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     55,588
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

55,588
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

0.2% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                      Page 6 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/Alpha, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            55,587
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     55,587
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

55,587
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

0.2% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                      Page 7 of 10 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization

Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            4,758,322
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     4,758,322
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

4,758,322
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

13.1% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

(2) Calculated based on 36,203,955 Shares outstanding as of August 11, 2003, as set forth in the Issuer's Form 10-Q dated July 4, 2003, and assuming the conversion of Units for Shares and the exercise of options to purchase Shares, if applicable.

CUSIP No. 035290105               13D/A                     Page 8 of 10 Pages

This Amendment No. 26 to Schedule 13D relates to the common stock, par value $1.00 per share ("Shares"), of Anixter International Inc. (the "Issuer"). This Amendment No. 26 amends the Schedule 13D, as amended from time to time, filed by the group of Reporting Persons comprised of Samuel Zell, Samstock/SZRT, L.L.C. ("SZRT"), Samstock/SIT, L.L.C. ("SIT"), Samstock/ZFT, L.L.C. ("ZFT"), Samstock/Alpha, L.L.C. ("Alpha") and Chai Trust Company, L.L.C. ("Chai Trust").

Only those items that are being amended are reported herein. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D, as amended to date.

ITEM 2. Identity and Background

Items 2(a) through 2(c) and 2(f) are amended to reflect the current members of this reporting group, as reflected on the cover pages of this amendment, following the withdrawal of Samstock, L.L.C. from the reporting group as described in Item 4 below ("Samstock").

Items 2(a) through 2(c) are hereby amended to reflect that Samstock/Alpha, L.L.C. and Samstock/ZFT, L.L.C. are each indirectly owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust. The principal business of Chai Trust is general investments. The business address of Chai Trust is Two North Riverside Plaza, Chicago, Illinois, 60606.

Items 2(d) and 2(e) are hereby amended to reflect that Chai Trust has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is hereby amended to reflect that all of the executive officers and directors of Chai Trust are United States citizens.

ITEM 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following thereto:

On August 4, 2000, (i) Samstock transferred 81,637 Shares, constituting all of the Shares held by Samstock, and (ii) SIT transferred 193,766 Shares to an employee of Equity Group Investments, L.L.C., a Delaware limited liability company and an affiliate of Samstock, in connection with such employee's retirement.

On August 1, 2001, (i) Alpha received 55,587 Shares from an affiliate of Alpha as a capital contribution thereto and (ii) ZFT received 55,588 Shares from an affiliate as a capital contribution thereto.

In consideration for his services as a non-employee director of the Board of Directors of the Issuer, the Issuer granted Samuel Zell (i) 5,126 Units (defined below) on November 21, 2002 and (ii) 8,454 Units on July 1, 2003.

ITEM 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b). Samuel Zell has the sole power to vote and to direct the vote and the sole power to dispose and to direct the disposition of 169,914 Shares (assuming the conversion of 13,580 common stock units convertible into Shares on a one-for-one basis at the time determined when such units were granted ("Units") and options to purchase 75,000 Shares) owned by him, representing approximately 0.5% of the Shares issued and outstanding.

Additionally, Samuel Zell, as the trustee of various trusts for the benefit of himself and his family which indirectly own SZRT, shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 285,000 Shares owned by SZRT.

Chai Trust shares with each of the following Reporting Persons the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of Shares owned by ZFT, SIT and Alpha as follows:

CUSIP No. 035290105               13D/A                     Page 9 of 10 Pages


Shared Power with respect
to such Reporting Person                    Shares                    % Owned
------------------------------------------------------------------------------
Samstock/ZFT, L.L.C.                        55,587                     0.2%
------------------------------------------------------------------------------
Samstock/Alpha, L.L.C.                      55,588                     0.2%
------------------------------------------------------------------------------
Samstock/SIT, L.L.C.                        4,647,147                  12.8%
------------------------------------------------------------------------------

To the best knowledge of the Reporting Persons, there are 36,203,955 Shares outstanding as of the date hereof, based on the Issuer's Form 10-Q dated July 4, 2003. Based upon such number, the 5,124,656 Shares, 75,000 options to purchase Shares and 13,580 Units beneficially owned by all of the Reporting
Persons, collectively, represent approximately 14.4% of the Shares issued and outstanding, including the Units and options to purchase Shares on a fully converted and exercised basis.

(c) Other than the foregoing, during the last 60 days, there have been no transactions in the Common Stock effected by any of the Reporting Persons.

The remaining subsections of Items 2 and 5 and the other Items of Schedule 13D filed by the Reporting Persons, as amended from time to time, remain unchanged.

CUSIP No. 035290105               13D/A                     Page 10 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 10, 2003


    /s/ Samuel Zell
   --------------------------------------------------

Samstock/SZRT, L.L.C.
Samstock/SIT, L.L.C.
Samstock/ZFT, L.L.C.
Samstock/Alpha, L.L.C.

By: /s/ Donald J. Liebentritt
   --------------------------------------------------
    Donald J. Liebentritt, as Vice President of each
    of the above entities


Chai Trust Company, L.L.C.

By: /s/ Donald J. Liebentritt
   --------------------------------------------------
    Donald J. Liebentritt, President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)